FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 7, 2010 regarding submitting amendment statement of tender offer notification for shares of Aloka Co., Ltd. by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date December 7, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice regarding Submitting Amendment Statement of Tender Offer Notification

for Shares of Aloka Co., Ltd. by Subsidiary

Tokyo, December 7, 2010 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced that Hitachi Medical Corporation (TSE:6910; “the company”), a subsidiary of Hitachi, which had announced acquiring shares of Aloka Co., Ltd. (TSE:7704) through a tender offer on November 8, 2010, announced that the company today submitted Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached

December 7, 2010

To our shareholders:
	Company:	Hitachi Medical Corporation

	Representative:	Kazuyoshi Miki, President and Director
(Code 6910; First Section of Tokyo Stock Exchange)

Notification regarding Submitting Amendment Statement of Tender Offer Notification for

Shares of Aloka Co., Ltd.,

Hitachi Medical Corporation announced that it would acquire shares of Aloka Co., Ltd. (Code 7704; Tokyo Stock Exchange, the “Aloka”) through a tender offer (the “Tender Offer”) on November 8, 2010, and submitted today Amendment Statement of Tender Offer Notification to the Kanto Local Finance Bureau in Japan as follows pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act.

This Amendment is not to change the conditions and others of the Tender Offer under the provisions of Article 27-3, Paragraph 2, Item 1 of the Financial Instruments and Exchange Act.

I. Contents of Amendment Statement

This Amendment Statement is submitted pursuant to the provisions of Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Act since the matters to be amended and added were arisen in some contents of the Tender Offer Notification filed on November 9, 2010, as amended by the amendment statements filed on November 17, 2010, November 26, 2010, and November 30, 2010 respectively. The contents of amendment are as follows;

•	In relation to Slovakian Competition Law, we were approved the subject share acquisition through Tender Offer.

(Reference) Overviews of Tender Offer

1.	Target

Aloka Co., Ltd.

2.	Tender Offer Period (Initial Period of the Tender Offer in the Registration)

From November 9, 2010 (Tuesday) to December 27, 2010 (Monday) (both inclusive) (33 business days)

3.	Purchase Price of the Tender Offer

1,075 yen per share of common stock

4.	Number of Shares to Be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
23,855,900 shares	– shares	– shares

Notes:

The details of Tender Offer are as per our press release “Notification regarding Commencement of Tender Offer for Shares of Aloka Co., Ltd.” of November 8, 2010.

-End-

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Solicitation Regulations

The purpose of this Press Release is to publicly announce the Tender Offer and this Press Release has not been prepared for the purpose of soliciting sales. If you offer to sell your shares, please make that offer at your own judgment after reading the Tender Offer Explanatory Statement regarding the Tender Offer. This Press Release does not constitute a solicitation for offers to sell or purchase securities or any partial solicitation, and this Press Release (or any part of this Press Release) or the fact that this Press Release has been distributed is not grounds for any contract pertaining to the Tender Offer, and this Press Release may not be relied upon when executing any contract.

Other Countries

The announcement, release, and distribution of this Press Release might be restricted under law in some countries or regions. In that case, please note and comply with those restrictions. The announcement, release, and distribution of this Press Release is to be considered the distribution of materials as only information, not the solicitation for offers to purchase or sell shares with respect to the Tender Offer.

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